

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

January 13, 2006

Mr. Laurence Stephenson
Chief Executive Officer
Sutcliffe Resources Ltd.
625 Howe Street, Suite 420
Vancouver, British Columbia, Canada V6C 2T6

> **Re:** **Sutcliffe Resources, Ltd.**
> **Registration Statement on Form 20-F/A#1**
> **Filed October 13, 2005 and December 22, 2005**
> **File No. 0-51570**

Dear Mr. Stephenson:

We have reviewed your December 21st response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from October 13, 2005, the date you first filed it. The Exchange Act reporting requirements become operative at that time.

Form 20-FR amendment 2

Property, Plant and Equipment, page 17

Harrison Lake Property – New Westminster Mining District – BC, page 19

Mineral Claims and Title, page 21

1.   Please revise the second and third paragraph under this caption to clarify the nature of your interest in the Harrison Lake Mineral Claims.

2.   We note that "70 of the 92 claims presently carry an expiry date of December 15, 2005." Please advise whether the option to acquire those claims has been renewed or exercised.

3.   Please explain the meaning of this statement: "It is also a condition of the Sale, Purchase and Assignment Agreement that the Company, upon commencement of commercial production upon the Harrison Lake Mineral Claims, issue to 606896 a pro-rata portion of 1,000,000 common shares equal in number to the percentage interest the Company holds in the Harrison Lake Mineral Claims times 1,000,000."

        We note that the statement appears to suggest that 606896 might acquire a substantial number of your securities. If this assessment is correct, revise your risk factor section to address the dilutive effect of such acquisition.

Forward-Looking Statements, page 3

4.   You are responsible for the accuracy of the disclosure in your filings with the Commission. Revise the last sentence of the first paragraph on page 4 indicating that you have no obligation to update or revise any forward-looking statements found in your registration statement.

Financial Statements

5.   In your response to prior comment 23, you indicate that you have adopted a policy to account for acquisition costs as tangible assets under EITF 04-2.   Disclose the extent that this policy differs from the accounting policy you presented in the version of the Form 20-FR that you previously filed. Tell us the process that you followed to evaluate these capitalized costs to ensure that there were no indicators of impairment that triggered impairment accounting under SFAS 144. Send us a copy of the written impairment analysis that you prepared for each property.

6.   In the courtesy copies of Amendment No. 2 that you provided to us, Note 11(a) was marked to show the changes that you made. Please further revise Note 11(a) to describe appropriately U.S. GAAP accounting for exploration costs. Note that the determination of whether costs may be capitalized is based on whether or not there is a final feasibility study demonstrating proven and probable reserves.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Barry Stem, Senior Assistant Chief Accountant, at (202) 551-3763 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at (202) 551-3707 with any other questions.

        Sincerely,

        H. Roger Schwall
        Assistant Director

cc: J. Weitzel
       B. Stem
       G. Schuler
       C. Moncada-Terry